May 5, 2011

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Dinello Restaurant Ventures, Inc.

Fifth Amendment to Registration Statement on Form S-1

File No. 333-172052

Filed:  May 5, 2011

Dear Ms. Bryan:

Below are Dinello Restaurant Venture, Inc.’s (“the Company’s”) responses to the SEC’s oral comments submitted via telephone on Wednesday, May 4, 2011.

“. . . until such time as a trading market develops on the OTCBB . . .”

1.

We removed the language requiring the development of a trading market and replaced with “. . . until the stock is listed on the OTCBB . . .” six (6) places in the document.

Question regarding the reference to $7,700 dividend

2.

This reference to a “dividend” was incorrect.  There were no dividends; the corporation had elected S-corporation status.  Thus, there were S-Corporation distributions. Furthermore, the reference to $17,329 was in error and was corrected to $7,700.00.  The references to a $7,700 dividend throughout was revised to correctly state it was a distribution.  Also, we had Mr. Caramello’s salary incorrect in Table 5.0 and corrected this error.  Accordingly, we revised the language and the number in five (5) places.

Legal Opinion

3.

The Legal Opinion was updated as requested.

 Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1.

Dinello Restaurant Ventures, Inc. S-1/A-5

2.

Exhibit 5:  Updated Attorney Opinion Letter and Consent

3.

Exhibit 23:  Updated  Auditor Consent